
June 18, 2020

Robert Peterson
Senior Vice President & Chief Executive Officer
Occidental Petroleum Corporation
5 Greenway Plaza
Suite 110
Houston, TX 77046

  Re: Occidental Petroleum Corporation
   Form 10-K for the fiscal year ended December 31, 2019
   filed February 28, 2020
   File No. 001-09210

Dear Mr. Peterson:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2019

Management's Discussion and Analysis
Changes in Proved Reserves, page 27

1. Your disclosure under this section identifies multiple factors impacting your proved reserves without indicating the amount attributable to each factor. For example, you indicate that 200 MMBOE of negative revisions of previous estimates primarily related to negative price revisions, changes to development plans and reservoir performance in the Permian Basin without indicating the amount attributable to each factor. Separately, you indicate that 293 MMBOE positive revisions due to improved recovery are due to multiple factors. If multiple factors materially contribute to changes in reported reserve quantities, indicate the quantity attributable to each factor. Note that this comment also applies to your discussion of changes in proved undeveloped reserves appearing on page 28 as well as your presentation of changes in proved reserves appearing on pages 110 to 113.

<u>Proved Undeveloped Reserves, page 28</u>

2.   Revise your disclosure under this section to explain the reasons why material amounts of proved undeveloped reserves in individual fields or countries remain undeveloped for five years or more after disclosure as proved reserves. See Item 1203(d) of Regulation S-K. Please note the statement that your "proved undeveloped reserves in international locations are associated with approved long-term international development projects" does not appear to provide the required disclosure.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Brad Skinner, Office Chief, at (202) 551-3489 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation